NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102)

TO: Deloitte LLP

AND TO: KPMG LLP

AND TO:

New Brunswick Financial and Consumer Services Commission
Ontario Securities Commission

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Nova Scotia Securities Commission
Autorité des marchés financiers
Office of the Superintendent of Securities, Government of Prince Edward Island
Service NL, Financial Services Regulation Division
Office of the Superintendent of Securities, Government of the Northwest Territories
Office of the Superintendent of Securities, Government of Nunavut
Office of the Superintendent of Securities, Government of Yukon

Organigram Holdings Inc. (the “Corporation”) hereby gives the following notice of a change of auditor of the Corporation in accordance with Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”):

1. At the request of the Corporation, Deloitte LLP (the “Former Auditor”) resigned as auditor of the Corporation on December 14, 2020.

2. On December 14, 2020, the Corporation appointed KPMG LLP (the “Successor Auditor”) to replace the Former Auditor as auditor of the Corporation.

3. The resignation of the Former Auditor and the appointment of the Successor Auditor were considered and approved by the Board of Directors of the Corporation.

4. There were no modifications of opinions in the Former Auditor’s reports in connection with the audits of the Corporation’s two most recently completed fiscal years ended August 31, 2020 and 2019. There have been no further audits of financial statements subsequent to the Corporation’s most recently completed fiscal year and ending on the date of the Former Auditor’s resignation.

5. The Board of Directors of the Corporation is of the opinion that there were no “reportable events” (as defined in Section 4.11 of NI 51-102), which occurred in connection with the audit of the two most recently completed fiscal years ended August 31, 2020 and 2019 or for any period subsequent to the most recently completed fiscal years or for any period subsequent to the most recently completed fiscal period for which an Auditors’ Report was issued.

The Corporation has requested from each of the Former Auditor and the Successor Auditor letters addressed to the securities regulatory authorities of each of the provinces and territories of Canada, stating whether or not they agree with the above statements. Copies of such letters are filed on SEDAR.

DATED at the City of Toronto, in the Province of Ontario, this 14th day of December, 2020.

ORGANIGRAM HOLDINGS INC.

/s/ Derrick West

Derrick West

Chief Financial Officer